UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 9, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

MULTIPLE LOSS-OF-LIFE INCIDENT AT KUSASALETHU

Johannesburg, Monday, 9 May 2022. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to report that four of its employees have tragically lost their lives following an infrastructure maintenance-related incident on Saturday, 7 May 2022, at its Kusasalethu mine, near Carletonville, in the Gauteng province.

The families and relevant authorities were immediately informed and the affected area has been closed, pending an in-loco investigation.

“We are deeply saddened by this incident. At Harmony, we view our employees as part of the larger family. Our priority is now to support the families of the deceased and everyone affected by this tragedy”, said Peter Steenkamp, chief executive officer of Harmony.

Ends.

For more details contact:

Sihle Maake
Head of Communications
+27 (0)83 722 5467 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

9 May 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 9, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director